EXHIBIT 1





                           Frank D. Hickingbotham
                          Herren C. Hickingbotham
                           F. Todd Hickingbotham
                    425 West Capitol Avenue, Suite 1400
                        Little Rock, Arkansas 72201


                                              February 9, 2000


CI Merger Co.
c/o Capricorn Investors III, L.P.
30 East Elm Street
Greenwich, CT  06830

Capricorn Investors III, L.P.
30 East Elm Street
Greenwich, CT  06830

Gentlemen:

         Reference is made to the Agreement and Plan of Merger, dated as of February 9, 2000 (the "Merger Agreement"), among CI Merger Co., a Delaware corporation ("Newco"), Capricorn Investors III, as limited guarantor of Newco's obligations ("Guarantor"), and TCBY Enterprises, Inc., a Delaware corporation (the "Company"), as to which the undersigned are stockholders (the "Stockholders").

         The Stockholders represent and warrant that they are the record and beneficial holders of 10,728,332 outstanding shares of the Company's common stock (the "Company Common Stock"), representing approximately 47% of the shares of the Company Common Stock outstanding, and do not have beneficial ownership in any other shares of Company Common Stock other than up to 826,940 shares issuable upon exercise of employee stock options. The Stockholders represent and warrant that they have sole power to direct the voting and disposition of all such outstanding shares of Company Common Stock that they beneficially own and that they will have sole power to direct the voting and disposition of any additional shares of Company Common Stock that they acquire by reason of exercise of employee stock options.

         In order to induce Newco and Guarantor to enter into the Merger Agreement and in accordance with Section 212 of the Delaware General Corporation Law (the "DGCL"), the Stockholders hereby irrevocably make, constitute and appoint Newco to act as the Stockholders' true and lawful proxy to (1) vote in favor of the approval of the Merger Agreement and the merger of Newco and the Company pursuant to the Merger Agreement, and (2) vote against any approval of any Takeover Proposal (as such term is defined in Section 5.09 of the Merger Agreement). Newco may vote pursuant to this proxy only to the extent and as to the matters specifically referred to above. Without limiting the generality of the preceding sentence, this proxy shall not extend to, and Newco shall have no right to vote with respect to, any (i) election of directors of the Company, (ii) amendment to the terms or conditions of the Merger Agreement, and (iii) merger with Newco or its affiliates on terms or conditions that are different from the terms and conditions set forth in the Merger Agreement, including without limitation, terms and conditions relating to merger consideration and financing arrangements.

         The Stockholders hereby agree that the Stockholders will not (i) revoke, amend or otherwise revise such proxy, (ii) take or knowingly fail to take any action that would cause the Company to breach any of its obligations under the Merger Agreement or would otherwise prevent or delay the consummation of the transactions contemplated by the Merger Agreement, or (iii) sell, transfer pledge or otherwise dispose of any of the shares of Company Common Stock beneficially owned by them other than pursuant to the Merger or to a Permitted Transferee (as defined below), or agree to do any of the foregoing, except for bona fide pledges to a financial institution. By giving this proxy, the Stockholders hereby revoke any other proxy granted by them to vote the Company Common Stock which they beneficially own.

         Notwithstanding the foregoing, the Stockholders may transfer any of their shares of Common Stock to a Permitted Transferee; provided that, prior to such transfer, such Permitted Transferee shall agree in writing to take such shares of Common Stock subject to, and comply with, all of the provisions of this Agreement. For purposes of this Agreement, a "Permitted Transferee" shall mean (i) any immediate family member of a Stockholder,
(ii) any corporation, partnership, limited liability company or other entity controlled by such Stockholder or (iii) any trust established for the benefit of a Stockholder or such Stockholder's immediate family members of lineal descendants.

         The Stockholders hereby expressly acknowledge that all power and authority granted pursuant to this proxy is coupled with an interest and is irrevocable to the fullest extent permitted under the DGCL. This proxy shall be binding upon all beneficiaries, heirs at law, distributees, successors, assigns and legal representatives of the Stockholders.

         The Stockholders hereby represent and warrant that the representations and warranties of the Company under Section 3.03 of the Merger Agreement, as such sections relate to the Stockholders, are true, accurate and correct in all respects.

         It is expressly acknowledged and agreed that this Agreement, including without limitation the proxy granted herein, will terminate upon the earlier of (i) the Effective Time (as defined in Section 1.03 of the Merger Agreement), (ii) the termination of the Merger Agreement by Newco pursuant to any provision of Section 7.01, (iii) the termination of the Merger Agreement by Company pursuant to Section 7.01(b), (c), (d), (h) or
(i) thereof, or (iv) the failure by Newco to vote this proxy for approval of the Merger Agreement prior to the Company Meeting (as defined in the Merger Agreement).

         The Stockholders agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, Newco and Guarantor shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

         This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to principles of conflicts of laws thereof and shall be binding upon all beneficiaries, heirs at law, distributees, successors, assigns and legal representatives of the Stockholders. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but which together constitute one and the same instrument.

                                          Very truly yours,

                                           /s/ Frank D. Hickinbotham
                                          -----------------------------------
                                          Frank D. Hickingbotham

                                           /s/ Herren C. Hickinbotham
                                          -----------------------------------
                                          Herren C. Hickingbotham

                                           /s/ F. Todd Hickingbotham
                                          -----------------------------------
                                          F. Todd Hickingbotham

Accepted and agreed as of
the date first written above:

CI MERGER CO.


By: /s/ Herbert S. Winokur, Jr.
   --------------------------------
   Name: Herbert S. Winokur, Jr.


CAPRICORN INVESTORS III, L.P.


By: /s/ Herbert S. Winokur, Jr.
   --------------------------------
   Name: Herbert S. Winokur, Jr.